AB 3/24

*KH 3/22

[redacted]

11020428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC

SEC FILE NUMBER
8- 41401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDK, Inc. c/o International Fund Services (Ireland) Ltd. Administrator

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

IDA Building & Technology Park, Donore Road
(No. and Street)

Drogheda Co. Louth (City) Ireland (State) DA1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly (441) 494-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/28

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kelly
Signature

Vice President & Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL CERTIFICATE

TO ALL TO WHOM THESE PRESENTS SHALL COME:

I, Nicholas J. Hoskins, of the City of Hamilton in the Islands of Bermuda, a Notary Public, duly authorised, admitted and sworn, practising at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda as aforesaid **DO HEREBY CERTIFY** that, on the day of the date hereof, before me personally appeared Joseph Kelly, whose identity has been duly proved to me and who did then acknowledge before me that the signature "Joseph Kelly" appearing on the United States Securities and Exchange Commission Annual Audited Report Form X-17A-5 Part III attached hereto is the handwriting of the said Joseph Kelly.

IN TESTIMONY WHEREOF I, the said Notary Public, have hereto set my hand and official Notarial Seal this 18 day of January, 2011.

Notary Public


BERMUDA
QUO FATA FERUNT
$25
REVENUE

NICHOLAS J. HOSKINS
NOTARY PUBLIC
FOR AND IN THE ISLANDS OF BERMUDA
VICTORIA PLACE, 31 VICTORIA STREET
HAMILTON HM 10, BERMUDA
MY COMMISSION IS UNLIMITED AS TO TIME



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2011

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010
(In thousands of U.S. dollars, except share amounts)

ASSETS		
Cash and cash equivalents	$	42
Due from brokers		881,359
Securities owned, at market or fair value (cost of $1,225,617)		1,249,148
Dividends receivable (net of withholding tax of $181)		787
Other assets		92
TOTAL ASSETS	$	2,131,428
LIABILITIES AND SHAREHOLDER'S EQUITY		
Securities sold, not yet purchased, at market or fair value (proceeds of $1,212,403)	$	1,243,696
Interest and dividends payable		1,835
Floor brokerage fee payable		400
Accrued expenses and other liabilities		123
TOTAL LIABILITIES		1,246,054
Shareholder's equity ($.10 par value; 150,000 shares authorized, 2,924.65 Class A shares and 503.36 Class B shares issued and outstanding)		885,374
TOTAL SHAREHOLDER'S EQUITY		885,374
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,131,428

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC") of the United States and a member of the Chicago Stock Exchange, commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on U.S. exchanges exclusively for its own account.

The Company is wholly owned by A.R.T. International Holdings (BVI) Ltd., a British Virgin Islands business company ("A.R.T. Holdings"). A.R.T. Holdings is controlled by its directors who have delegated authority over the investment and trading activities of A.R.T. Holdings to its trading advisor, A.R.T. Advisors, LLC, a Delaware, U.S.A. limited liability company ("A.R.T. Advisors"). Pursuant to an administrative and accounting services agreement, Caxton Associates LP, a Delaware U.S.A. limited partnership ("Caxton") provides A.R.T. Advisors with office space and accounting, administrative and other facilities and services, including daily back-office processing support and administration of the Company's broker-dealer compliance obligations.

The Company retains the services of International Fund Services (Ireland) Limited, an Irish limited liability company, to act as administrator (the "Administrator"), share registrar and transfer agent.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates used in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Cash Equivalents

Cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase which are carried at cost plus accrued interest, which approximates fair value. At December 31, 2010, cash and cash equivalents primarily consist of cash and shares in a money market fund held at one financial institution.

Valuation of Trading Positions

Trading positions of the Company are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations and pricing models. Pricing models consider the time value, volatility and other economic factors of the financial instruments. The resulting change in unrealized profit or loss is reflected in shareholder's equity.

Trading positions, which include securities owned and securities sold, not yet purchased, are accounted for on a trade date basis. Dividends, including those on securities sold, not yet purchased, are recognized on the ex-dividend date, net of applicable taxes. Interest income and expense are accrued as earned or incurred.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company is required to disclose its assets and liabilities measured at fair value in accordance with a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. There is a three tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below:

Level 1 — Valuations are based on quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of assets and liabilities valued based on quoted market prices in active markets and categorized by the Company as Level 1 within the fair value hierarchy generally include equities listed in active markets, government and corporate securities, and listed derivatives.

Level 2 — Valuations are based on other observable inputs, including but not limited to:

- Quoted prices for similar assets or liabilities in active markets
- Inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates and yield curves observable at commonly quoted intervals)

The types of assets and liabilities that trade in markets that are considered to be active, but are not valued based on quoted market prices, broker or dealer quotations in active markets, or alternative pricing sources with reasonable levels of price transparency for such assets or liabilities, include instruments such as interest rate swaps, foreign exchange forwards and options, commodity forwards and options, credit derivatives and other types of liquid derivatives. Level 2 derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC derivative contracts, or external pricing services.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 3 — Valuations are based on the Company's assumptions that it believes market participants would use in pricing the asset or liability. Level 3 inputs are based on the best information available in the circumstances, which may include indirect correlation to a market value, combinations of market values, the Company's proprietary data or external pricing services. Level 3 inputs generally include information derived through extrapolation or interpolation of observable market data and primarily consist of private investments.

The fair value measurements of assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer.

Commissions and Soft Dollar Arrangements

Commissions are recognized upon the execution of the trade.

In exchange for the direction of commission dollars to certain brokers, A.R.T. Advisors may generate credits or "soft dollars." A.R.T. Advisors will have the option to use these soft dollars generated by the Company to pay for research related products and services. Section 28 (e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities.

The Company does not apply any rigid formula for selecting brokers or dealers to effect transactions, nor does it have fixed internal brokerage procedures designating specific percentages of brokerage commissions to particular brokerage firms. The Company is authorized to incur higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide it with investment and research information or to pay higher commissions to such firms if the Company determines such prices or commissions are reasonable in relation to the overall services provided by such brokerage firms.

2. Significant Accounting Policies (continued)

Income Taxes

Under GAAP, the Company is required to account for uncertainty in income taxes. GAAP discusses how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It requires that tax expense be recorded in the current period for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. No liabilities for uncertain tax positions were recorded by the Company as of December 31, 2010.

The Company is not subject to U.S. Federal income taxes. Interest, dividends, and other income earned by the Company from non-U.S. sources and capital gains earned on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. No provision has been accrued in the accompanying statement of financial condition for U.S. Federal, state, local, or foreign income taxes other than withholding taxes on certain dividends earned by the Company from non-U.S. sources.

A.R.T. Holdings files tax returns in the United States which includes the Company. In the normal course of business, the Company or A.R.T. Holdings may be subject to examination by Federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 through the year ended December 31, 2010.

3. Due From Brokers, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2010, the amount due from broker, securities owned, and securities sold, not yet purchased, were substantially held at a single major financial institution. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2010 are publicly traded U.S. equities. No single long or short position or industry concentration exceeds 10% of shareholders' equity.

The following is a summary by level of the Company's financial investments carried at fair value as of December 31, 2010:

3. Due From Brokers, Securities Owned & Securities Sold, Not Yet Purchased (continued)

(In 000's) Assets as of December 31, 2010

		Level I		Total
Assets				
Securities Owned at market or fair value				
Common stock	$	1,249,148	$	1,249,148
Total assets	$	1,249,148	$	1,249,148

(In 000's) Liabilities as of December 31, 2010

		Level I		Total
Liabilities				
Securities sold, not yet purchased at market or fair value				
Common stock	$	1,242,758	$	1,242,758
Corporate bonds		938		938
Total liabilities	$	1,243,696	$	1,243,696

For the year ended December 31, 2010 there was no significant transfers between Level 1 and Level 2 nor were there any transfers into or out of Level 3.

At December 31, 2010, the due from brokers in the statement of financial condition includes the following:

In (000's)

Cash at broker	$	880,400
Transactions pending settlement		959
Due from broker	$	881,359

Cash at the broker related to securities sold, not yet purchased, is restricted until the securities are purchased. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. Interest on debit and credit balances is paid based on the broker's institutional rate.

Margin requirements at December 31, 2010 of approximately $414.5 million were satisfied by securities owned and cash at broker.

4. Related Party Disclosures

An officer of Caxton is also an officer and a director of the Company. A.R.T. Advisors or an affiliate thereof receives management fees and performance allocations from either A.R.T. Holdings or the beneficial owners thereof in connection with the activities of A.R.T. Holdings, including activities conducted through the Company. Caxton is a member of A.R.T. Advisors and the affiliate who receives such management fees and performance allocations.

5. Shareholder's Equity

The Company's capital structure consists of three classes of common stock, Class A, Class B and Class C. Each class has identical voting rights. The Company is authorized to issue 75,000 Class A shares, 52,500 Class B shares and 22,500 Class C shares at $.10 par value. As of December 31, 2010, there were 2,924.65 Class A shares and 503.36 Class B shares outstanding. There were no Class C shares outstanding during the year.

As of December 31, 2010, A.R.T. Holdings owned a 100% interest in the Company. The Company's net profits and net losses attributable to Class A and Class B shares, as determined in accordance with GAAP, are allocated pro rata to the outstanding shares of the applicable class. Class A and Class B shares are not charged advisory fees or performance allocation.

6. Risk Management

Risk is an inherent part of the Company's activities. The significant risks the Company faces are market, credit, liquidity, and operational risks, among other risks. While these risks can not be eliminated, the Company seeks to mitigate these risks through a range of monitoring and analytical techniques.

Market risk is the risk that a change in the level of one or more market factors such as market price, rates, indices, volatilities, and correlations will result in losses for a position or portfolio. The Company incurs market exposure through its trading and hedging activities throughout its portfolio. The Company's portfolio of positions and investments are monitored to assist in maintaining appropriate levels of risk and volatility.

6. Risk Management (continued)

Credit risk includes the risk that a counterparty, broker or an issuer of securities or other financial instruments will be unable to meet its contractual obligations and fail to deliver, pay for or execute a trade. The Company's credit exposure is largely limited to professional counterparties in the financial sector and organized exchanges or clearinghouses. Credit risk will also be incurred when the Company enters into collateralized financing transactions. The Company routinely monitors its exposure to its counterparties and considers changing broker relationships, terminating or closing trades or otherwise limiting exposure as deemed necessary.

Liquidity risk relates to the ability to raise capital or liquidate an asset or repurchase a security sold short in a timely manner at a reasonable price. A.R.T Advisors seeks to manage liquidity risk by investing primarily in marketable securities and monitoring the Company's positions against the reported trading volume of such securities.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from disruptions caused by external events. Caxton, A.R.T. Advisors and the Administrator maintain controls that include systems and procedures to record and reconcile transactions and positions.

7. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2010, the Company had net capital of approximately $558.2 million which exceeded requirements by approximately $558 million, and a ratio of aggregate indebtedness to net capital of 0.004 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company does not effect transactions for anyone defined as a customer under SEC Rule 15c3-3. Accordingly, the Company is exempt from the requirements of this Rule under Section (k)(2)(ii).

8. Subsequent Events

Subsequent events have been evaluated up to February 28, 2011, which is the date the statement of financial condition was available to be issued. There are no significant subsequent events to disclose.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm on the SIPC Annual Assessment Required Under SEC Rule 17a-5(e)(4)

To the Board of Directors and Management of GDK, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of GDK, Inc. ("GDK"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating GDK's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. GDK's management is responsible for GDK's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on Form X-17a-5 with the amounts reported in Form SIPC-7, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

GDK, Inc.

Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC-7)

For the year ended December 31, 2010

SIPC-7 General assessment	$	194,307
Less amounts paid October 2010		107,320
Total payments through December 31, 2010		107,320
Amount due with Form SIPC-7 – paid in February 2011	$	86,987

SIPC Collection Agent: Securities Investor Protection Corporation

See Independent Report of Independent Registered Public Accounting Firm on the SIPC Annual Assessment Required Under SEC Rule 17a-5(e)(4)

Ernst & Young LLP

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Statement of Financial Condition
GDK, Inc.

December 31, 2010
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG